

Mail Stop 7010

October 9, 2008

Aegean Earth & Marine Corporation
Attention: Frank DeLape, Executive Chairman
700 Gemini, Suite 100
Houston, TX 77058

Re: **Aegean Earth & Marine Corporation**
Amendment No. 3 to Registration Statement on Form S-1
Filed October 2, 2008
File No. 333-150389
Form 10-Q for the Fiscal Quarter Ended June 30, 2008
Filed September 12, 2008
File No. 000-52136

Dear Mr. DeLape:

We have reviewed your filings and have the following comments.

Amendment No. 3 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 10

1. We note your disclosure on page 11 that the amounted of estimated revenues on the Argostoli project are dependent on your ability to secure the necessary licenses to undertake the project. However, you also disclose on page 15 that the Argostoli project would not require a license to perform. Please revise to clarify if you are required to have a license to undertake this project and if you are not required to have a license, please revise to disclose how the lack of a license may impact the amount of estimated revenues you are able to generate from this project.

Aegean Earth and Marine Corporation Audited Financial Statements

Note 11 - Subsequent Events, page F-11

2. We have read your response to comment 12 from our letter dated July 17, 2008. It still remains unclear what factors contributed to this very significant portion of the purchase price being allocated to goodwill. It is also unclear why it was necessary to pay such a significant purchase price for Aegean Earth, S.A. Please revise your disclosures to more

fully describe the analyses performed and assumptions used by management to determine at the purchase price you were willing pay for Aegean Earth, S.A. Please also disclose how you determined that there were no other intangible assets that met the criteria of paragraph 39 of SFAS 141 for recognition as assets apart from goodwill

Aegean Earth and Marine Corporation Unaudited Consolidated Condensed Financial Statements

Consolidated Condensed Balance Sheets, page F-13

3.   It appears that the amounts presented in your current liabilities section and your commitments and contingencies section as of both June 30, 2008 and December 31, 2007 are not aligned to their corresponding line items. Please carefully review this section and make any revisions as deemed necessary. To the extent that you continue to include amounts in the commitments and contingencies line item for either period presented, please revise Note 10 to explain how those amounts were derived and what they represent.

Note 1 – Organization, Business and Operations, page F-17

4.   You indicate in the second paragraph that you are pursuing the acquisition of one company which you believe will be completed in the third or fourth quarter of 2008. It is unclear if this disclosure is referring to the acquisition of Empedos which you have since indicated that you are no longer pursuing. If so, please remove the reference to this acquisition. If there is another probable acquisition that you expect to complete during the year ended December 31, 2008, please revise your filing to more fully describe that acquisition.

Note 11 – Subsequent Events, page F-23

5.   You disclose that you are in the process of redeeming $3.2 million of your redeemable Series A Preference Shares. Please clarify whether you are redeeming these shares for common stock or for cash. Please also tell us whether you were required to redeem these shares or if you had the sole option to redeem the preferred shares. Tell us how you considered Rules 5-02.28 and 5-02.29 of Regulation S-X in determining the classification of your redeemable preferred stock as of June 30, 2008.

Unaudited Pro Forma Combined Financial Statements

Unaudited Pro Forma Combined Statement of Operations, page F-34

6.   Please remove your pro forma Statements of Operations from January 2008 to March 31, 2008 as you are only required to provide statements of income for the latest fiscal year and interim period. In this regard, please also include the pro forma statement of operations from January 1, 2007 to December 31, 2007 as referenced on page F-32. Refer to Rule 8-05(b)(1) of Regulation S-X.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Note 9 – Business Combination, page 13

7.   On page 14, you indicate that pro forma information reflecting the acquisition of Aegean
        Earth S.A. has not been provided because pro forma financial presentation would provide
        little information to the reader of the information and could potentially be misleading. In
        light of the disclosures on pages F-32 to F-35 on your Form S-1 Amendment # 3, please
        show us how you will revise your future filings beginning with your next Form 10-Q for
        the period ended September 30, 2008 to include the supplemental pro forma disclosures
        required by paragraphs 54 and 55 of SFAS 141.

Exhibits 31.1 and 31.2

8.   We note that the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of the
        certifying individual. The identification of the certifying individual at the beginning of
        the certification should be revised in future filings so as to exclude the individual's title.

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        You may contact Ernest Greene, staff accountant, at (202) 551-3733 or Lisa Haynes, staff
accountant, at (202) 551-3424 if you have questions regarding comments on the financial
statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or
me at (202) 551-3708 with any other questions.

                                                Sincerely,

                                                Jennifer Hardy
                                                Legal Branch Chief

cc: Lawrence G. Nusbaum, Esq. (Via Facsimile 212-809-5449)
        Andrew Russell, Esq. (Via Facsimile 212-809-5449)